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                                 EXHIBIT 99.01

                      RISK FACTORS RELATING TO THE COMPANY



OUR RAPID AND ACCELERATING GROWTH IS LIKELY TO CONTINUE STRAINING OUR RESOURCES

         We have experienced rapid growth over the past four years. The growth and expansion of our business have placed, and we believe will continue to place, a strain on our operational, human and financial resources. In order to manage our growth, we must continue to attract, retain and reward qualified and experienced management, loan and clerical personnel who possess both the personal affiliations and leadership traits the Company seeks. In particular, we rely on a number of key executives, including Ernest J. Sewell, our President and Chief Executive Officer. We maintain key man life insurance on Mr. Sewell in the amount of $1 million. The loss of the services of any key executive could have a material adverse effect on us. Failure to manage growth effectively or to attract and retain qualified personnel could have a material adverse effect on our business and could restrain our ability to successfully implement our business strategy.

IF WE EXPAND INTO NEW MARKETS, OUR BUSINESS COULD BE IMPACTED IN WAYS WE DID NOT ANTICIPATE

         In pursuing our growth strategy, we may expand our presence into new geographic markets, including markets outside the State of North Carolina. When entering new geographic markets, we will need to establish, or have in place, relationships with new or additional well-trained local managers and will be reliant on such managers who have the local affiliations that we seek. Therefore, it will be necessary for us to give significant autonomy to our managers in any new branches. We may also be required to comply with laws and regulations that differ from those that currently apply to us, and may face competitors with greater knowledge of such local markets. We cannot be sure if we will be able to establish local affiliations, realize management and operating efficiencies or otherwise establish a presence in these new geographic markets.

IF WE COMPLETE ANY ACQUISITIONS, IT IS POSSIBLE THAT WE WILL NOT HAVE SUCCESS IN INTEGRATING THE NEW BUSINESS INTO OURS

         We intend to expand our business through selective de novo branch openings and possible acquisitions. We may not be able to consummate, or if consummated, successfully integrate, any future de novo branch opening or acquisition, and we could incur disruption and unexpected expenses in integrating such transactions. Although we currently have no agreements or understandings, either written or oral, in place, in the normal course of business, we evaluate potential transactions that would complement or expand the Company's business. In doing so, we compete with other potential bidders, many of which have greater financial and operational resources. There can be no assurance that we will be able to successfully negotiate, finance or integrate any such transactions. Furthermore, the process of evaluating, negotiating and integrating transactions may divert our management time and resources. We cannot assure you that any given de novo branch



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opening or acquisition, when consummated, will not have a material adverse effect on our business.

OUR LOAN PORTFOLIO IS HEAVILY WEIGHTED TOWARD REAL ESTATE LOANS, SO OUR PERFORMANCE MAY SHIFT WITH FLUCTUATIONS IN REAL ESTATE CONDITIONS

         At December 31, 1998, real estate loans comprised 62.0% of FNB Southeast's total loan portfolio, which includes residential mortgages and construction and commercial loans secured by real estate. We generate a substantial portion of our real estate mortgage loans in North Carolina. Therefore, conditions of the real estate markets in North Carolina could strongly influence the level of our non-performing mortgage loans and our results of operations and financial condition. Real estate values and the demand for mortgages and construction loans are affected by, among other things, changes in general or local economic conditions, changes in governmental rules or policies, the availability of loans to potential purchasers, and acts of nature. Although our underwriting standards are intended to protect us against adverse general and local real estate trends, declines in real estate markets could adversely impact the demand for new real estate loans, the value of the collateral securing our loans and our business.

WE FACE STRONG COMPETITION FROM COMPETITORS WITH GREATER RESOURCES THAN US

         Commercial banking in North Carolina is extremely competitive, due in large part to statewide branching. Currently, many of our competitors in certain markets are significantly larger and have greater resources than we do. We encounter significant competition from a number of sources, including other bank holding companies, commercial banks, thrift institutions, credit unions and other financial institutions and financial intermediaries. Among commercial banks, our bank competes in its market areas with some of the largest banking organizations in the country. More than that, competition is not just limited to financial institutions based in North Carolina. The enactment of federal legislation authorizing nationwide interstate banking has greatly increased the size and financial resources of some of our competitors. Consequently, many of our competitors have substantially higher lending limits due to their greater total capitalization, and many perform functions for their customers that our bank does not offer. As a result, we are likely to meet increased competition, especially as we expand into new markets, that may limit our ability to maintain or increase our market share or otherwise materially and adversely affect our business.

GOVERNMENT AGENCIES ACTIVELY REGULATE BANKS LIKE OURS AND WE NEED TO REACT QUICKLY AND POSITIVELY WHEN THE REGULATORY ENVIRONMENT SHIFTS

Our profitability depends to a large extent upon our net interest income, which is the difference between interest income on interest-earning assets, such as loans and investments, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Our net interest income would be adversely affected if changes in market interest rates caused by governmental fiscal policies or otherwise resulted in the cost of interest-bearing liabilities increasing faster than the increase in the yield on our interest-earning assets. Our operating results are also affected by credit policies of monetary authorities, particularly the Board of



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Governors of the Federal Reserve. The instruments of monetary policy include open market operations in U.S. Government securities, changes in the discount rate on bank borrowings and changes in reserve requirements against bank deposits. In view of changing conditions in the national economy and in the money markets, as well as the effect of action by monetary and fiscal authorities, including the Federal Reserve Board, we cannot predict possible future changes in interest rates, deposit levels and loan demand on our business.

         In addition, we are subject to extensive supervision, regulation and control by several federal and state governmental agencies, including the Federal Reserve Board, the Commissioner of Banks in North Carolina, and the Federal Deposit Insurance Corporation. Certain recently enacted or proposed legislation or regulations, and future legislation or regulations, could have an adverse effect on both the costs of doing business and the competitive factors facing our industry. Although we cannot predict the impact of such legislation and regulation, future changes may alter the structure of and competitive relationships among financial institutions and the cost of doing business.

WE MUST EFFECTIVELY RESPOND TO THE PACE OF TECHNOLOGICAL CHANGE AND RESULTING CUSTOMER DEMANDS WITHOUT STRAYING FROM OUR BUSINESS PHILOSOPHY

         The banking industry is undergoing, and we believe will continue to undergo, technological changes with frequent introductions of new technology-driven products and services. In addition to improving customer services, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, in part, on our ability to address your needs by using technology to provide products and services that will satisfy customer demands for convenience as well as to enhance efficiencies in our operations. We believe that keeping pace with technological advances is important, as long as our emphasis on personalized services is not adversely impacted. As a result, we have been upgrading our internal systems, both through the efficient use of technology (including software applications) and by strengthening our policies and procedures. Many of our competitors will have substantially greater resources to invest in technological and infrastructure improvements. We cannot assure you that we will be able to effectively implement new technology-driven products and services consistent with our emphasis on individualized attention to customers' needs.

WE ARE ON SCHEDULE TO COMPLETE OUR WORK TO BE YEAR 2000 COMPLIANT, BUT UNEXPECTED EVENTS COULD STILL OCCUR

         As a lending institution, our need to have our systems, applications and procedures Year 2000 compliant is especially important. We do not currently expect that the cost of our Year 2000 compliance program will be material to our financial condition, and we expect to satisfy our compliance program without material disruption of our operations. Year 2000 expenses totaled $9,000 for 1998, and are budgeted at $35,000 for the upcoming year. These costs only reflect the external cost of Year 2000 compliance. However, in the event that our bank's significant suppliers do not successfully and timely achieve Year 2000 compliance, our business, could be adversely affected.

         We are also exposed to potential risk if borrowers suffer Year 2000-related difficulties and are unable to repay their loans. FNB Southeast is discussing the Year 2000 issue with borrowers as part of the loan


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granting or renewal process. At this time, we are unable to determine what impact, if any, the Year 2000 will have on the loan payment performance of borrowers. Thus far, however, none of the bank's borrowers have reported the expectation of material adverse impacts as a result of the Year 2000.